UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 2)*



                                  SJW CORP.
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                               (Name of Issuer)



                       COMMON STOCK, PAR VALUE $3.125
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                       (Title of Class of Securities)



                                  784305104
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                               (CUSIP Number)



                           JOHN D. HUSSEY, ESQUIRE
                   SHEPPARD, MULLIN, RICHTER & HAMPTON LLP
                      333 SOUTH HOPE STREET, 48TH FLOOR
                        LOS ANGELES, CALIFORNIA 90071
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 APRIL 30, 2002
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           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 784305104                  13D

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1     NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONs
      (entities only)

      ROSCOE MOSS, JR.
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                   (a)  [  ]
                                                                   (b)  [  ]
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3     SEC USE ONLY


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4     SOURCE OF FUNDS (See Instructions)


      NOT APPLICABLE
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                   [  ]

      NOT APPLICABLE
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6     CITIZENSHIP OR PLACE OF ORGANIZATION


      UNITED STATES OF AMERICA
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   NUMBER OF      7     SOLE VOTING POWER
     SHARES             470,578
  BENEFICIALLY    ------------------------------------------------------------

    OWNED BY      8     SHARED VOTING POWER
      EACH              NONE
   REPORTING      ------------------------------------------------------------

     PERSON       9     SOLE DISPOSITIVE POWER
      WITH              470,578
                  ------------------------------------------------------------

                  10    SHARED DISPOSITIVE POWER
                        NONE


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



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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      470,578
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (See Instructions)
                                                                        [  ]
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.6%
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14    TYPE OF REPORTING PERSON (See Instructions)

      IN
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



                                Schedule 13D


Item 1.     Security and Issuer

      This statement relates to the Common Stock, par value $3.125 ("Common Stock"), of SJW Corp. ("SJW"). The address of the principal executive office is:

                  SJW Corp.
                  374 West Santa Clara Street
                  San Jose, California  95113

Item 2.     Identity and Background

      The following information relates to the Reporting Person, as defined below:

            (a)   Name:  Roscoe Moss, Jr. (the "Reporting Person")

            (b)   Business Address:  4360 Worth Street, Los Angeles,
                  California 90063

            (c) Principal Occupation: Chairman, Roscoe Moss Manufacturing Company, 4360 Worth Street, Los Angeles, California 90063

            (d)   Criminal Convictions:  None

            (e)   Securities Violations:  None

            (f)   Citizenship:  United States of America

Item 3.     Source and Amount of Funds or Other Consideration

      Not applicable.

Item 4.     Purpose of Transaction

      The securities were originally acquired for investment. The Reporting Person has sold shares of common stock to the market to provide liquidity.

Item 5.     Interest in Securities of the Issuer

      (a) The Reporting Person beneficially owns 470,578 shares (15.6% of the outstanding shares of SJW based on the most recently available filings with the Commission).

      (b) The Reporting Person, as the Trustee of the Roscoe Moss, Jr. Revocable Trust Agreement, as amended, has sole power to vote and dispose of the shares.







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




      (c) The Reporting Person has sold an aggregate of 18,900 shares of common stock in the 60 days prior to April 30, 2002 in multiple market transactions effected through the American Stock Exchange.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      None.

Item 7.     Material to be Filed as Exhibits

      None.










































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




Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: May 14, 2002                 /s/ Roscoe Moss, Jr.
                                   ----------------------------------------
                                   Roscoe Moss, Jr.













































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